UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Cadbury Schweppes plc ———————————————————————————————————
(Translation of registrant’s name into English)

England ———————————————————————————————————
(Jurisdiction of incorporation or organization)

25 Berkeley Square London W1J 6HB
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury Schweppes plc

Date: 02.11.07	By:	Henry Udow
	Name:	Henry Udow
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Rights and Capital, 03 October 2007
99.2	CTB Proposes Restructering of UK Chocolate Manufacturing, 03 October 2007
99.3	Notification of Major Interests in Shares, 08 October 2007
99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - Various, 16 October 2007
99.5	Notification of Publication of Prospectus, 25 October 2007
99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - Sir JM Sunderland 25 October 2007
99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - Various, 31 October 2007